UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                     May 16,
2019

  Meagan Reda, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     Progenics Pharmaceuticals, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on May 7, 2019 by Velan Capital, L.P. et al.
                  File No. 000-23143

  Dear Ms. Reda:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  General

  1. Please provide disclosure regarding the approximate date on which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule
     14a-6(d), in the proxy statement (as defined under Rule 14a-1(g)) as distinguished from the
     cover letter to stockholders, which   while filed under cover of Schedule
14A   is not a
     required disclosure under Rule 14a-101.

  2. The disclosure in the letter to stockholders states that "the Board invalidated our nomination on technical grounds" and that the Participating Stockholders' nomination was invalidated
     "due to a mere technicality." Similar statements are made elsewhere in the filing. Please add disclosure to explain the nature of this technicality.
 Meagan Reda, Esq.
May 16, 2019
Page 2

3. Page 1 of the proxy statement states that the 2019 annual meeting will be held [at the
   Company's offices located at One World Trade Center, 47th Floor, Suite J, New York, NY
   10007]. As it does not appear that the Company has yet determined the place of the meeting, please remove this reference.

4. We note the disclosure on page 1 that states, "We intend to vote the Velan Group Shares
   AGAINST the election of Peter J. Crowley, Michael D. Kishbauch and Mark R. Baker."
   Elsewhere, including on the form of proxy, the disclosure indicates that you intend to vote
   "ABSTAIN" on the election of Mr. Baker, and in other places the disclosure is silent as to your intention regarding the election of Baker. Please clarify and present your intentions consistently throughout the filing.

Important, page 3

5. Please revise the final paragraph on page 3 to avoid any implication that a Company proxy card marked "against" will not constitute a valid vote.

Reasons for Our Solicitation, page 7

6. Page 8 of the proxy statement states, "The early clinical results of 1095 were published in
   July 2014 (Zechmann et al.) and five years later, this remains the data referenced by the
   Company in its corporate presentation." It appears that the Company's corporate presentation, available on the Company's Investor Relations webpage, also refers to "Afshar-
   Oromieh et al. Eur J Nucl Med Mol Imaging, 2017" within the same citation as the July 2014 publication. Please revise your disclosure accordingly, or tell us why a revision is inappropriate.

Voting and Proxy Procedures, page 15

7. The third paragraph of this section states, "This Proxy Statement includes authority to vote for all Progenics Nominees." This does not appear to be the case, as the form of proxy does not provide a "For" option for Mr. Crowley, Mr. Kishbauch, or Mr. Baker. Please reconcile the disclosure in the proxy statement with the form of proxy, and if true, please also include disclosure in the proxy statement that explains to shareholders that, should they wish to vote in favor of any of Crowley, Kishbauch, or Baker, they must use the Company's proxy card.

Solicitation of Proxies, page 17

8. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Other Matters and Additional Information, page 20

9. Please disclose the information required by Rule 14a-5(e)(3). See Item 1(c) of
   Schedule 14A.
 Meagan Reda, Esq.
May 16, 2019
Page 3


Form of Proxy

10. Regarding the "Election of Directors" section on the proxy card, please clarify the effect that writing in nominees under the "For All Other Company Nominees, Except Nominee(s)
    Written Below" will have (i.e., whether an "Against" vote or an "Abstain" vote will be deemed cast with respect to such nominees).


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
& Acquisitions